UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 CNB Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  12612R 10 5
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO.  12612R 10 5                                              PAGE 2 OF 5

1. Names of reporting persons
         I.R.S. identification Nos. of above persons (entities only)

         CNB Corporation Profit Sharing and Savings Plan,
-------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
(a) [ ]

(b) [X]
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3. SEC use only

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4. Citizenship or place of organization

         South Carolina
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Number of shares beneficially owned by each reporting person with

         5.       Sole voting power

                  38,476
         ----------------------------------------------------------------------
         6.       Shared voting power

                  -0-
         ----------------------------------------------------------------------
         7.       Sole dispositive power

                  38,476
         ----------------------------------------------------------------------
         8.       Shared dispositive power

                  -0-
         ----------------------------------------------------------------------
9. Aggregate amount beneficially owned by each reporting person

                  38,476
-------------------------------------------------------------------------------
10. Check if the aggregate amount in row (9) excludes certain shares (See Instructions ) [ ]

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11. Percent of class represented by amount in row (9)

                  4.9%
-------------------------------------------------------------------------------
12. Type of reporting person (See Instructions)

                  EP
-------------------------------------------------------------------------------

                                                                   PAGE 3 OF 5
Item 1(a)      Name of Issuer:
               CNB Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               1400 3d Avenue, Conway, S.C. 29526-5004

Item 2(a)      Name of Person Filing:
               CNB Corporation Profit Sharing and Savings Plan

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               1400 3d Avenue, Conway, S.C. 29526-5004

Item 2(c)      Citizenship:
               South Carolina

Item 2(d)      Title of Class of Securities:
               Common Stock

Item 2(e)      CUSIP Number
               12612R 10 5

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)[ ] Investment company registered under section 8 of the Investment Act of 1940 (15 U.S.C. 80a-8).

          (e)[ ] An    investment   advisor   in   accordance   with   section.
                 240.13d-1(b)(1)(ii)(E);

          (f)[X] An employee  benefit plan or endowment fund in accordance  with section 240.13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding  company or control person in accordance  with section 240.13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 38,476
          (b)  Percent of class: 4.9%
          (c)  Number of shares as to which the person has:
               (i)  Sole power to vote or to direct the vote 38,476
               (ii) Shared power to vote or to direct the vote -0-
               (iii)Sole power to dispose or to direct the disposition of 38,476
               (iv) Shared power to dispose or to direct the disposition of -0-

     Instruction. For computation regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.


Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

                          Conway National Bank Profit Sharing and Savings Plan also known as CNB Corporation Profit Sharing and Savings Plan

                                By: CONWAY NATIONAL BANK
                                    As Plan Administrator


                                By: L. Ford Sanders, II
                                   ------------------------------------
                                    L. Ford Sanders, II
                                    Executive Vice President and Chief
                                     Financial Officer